# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freshworks Inc., CIK 0001544522
CUSIP: 358054104
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2950 S Delaware Street, Suite 201, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023238
Filed by CIK 0001665741

## Reporting persons
- Accel Leaders Fund L.P. ("ALF"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,493,640; shared voting power 0; sole dispositive power 3,493,640; shared dispositive power 0; aggregate amount beneficially owned 3,493,640 (1.5% of the class)
  Comment: Note to Row 5: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. Accel Leaders Fund Associates L.L.C. ("ALFA"), the general partner of ALF, may be deemed to have sole power to vote these shares, and Sameer K. Gandhi ("SKG"), a director of the issuer and a managing member of ALFA, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALFA, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 236,478,380 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024 (the "Form 10-Q"), plus (ii) 3,493,640 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF.
- Accel Leaders Fund Associates L.L.C. ("ALFA"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,493,640; shared voting power 0; sole dispositive power 3,493,640; shared dispositive power 0; aggregate amount beneficially owned 3,493,640 (1.5% of the class)
  Comment: Note to Row 5: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALFA, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,493,640 shares issuable upon conversion of Class B Common Stock directly owned by ALF. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALFA, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 236,478,380 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 3,493,640 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF.
- Accel Leaders Fund Investors 2016 L.L.C. ("ALFI16"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 166,920; shared voting power 0; sole dispositive power 166,920; shared dispositive power 0; aggregate amount beneficially owned 166,920 (0.1% of the class)
  Comment: Note to Row 5: 166,920 shares issuable upon conversion of Class B Common Stock directly owned by ALFI16. SKG, a director of the issuer and a managing member of ALFI16, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 166,920 shares issuable upon conversion of Class B Common Stock directly owned by ALFI16. SKG, a director of the issuer and a managing member of ALFI16, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 233,151,660 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 166,920 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI16.
- Accel Leaders Fund II L.P. ("ALF2"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,432,110; shared voting power 0; sole dispositive power 3,432,110; shared dispositive power 0; aggregate amount beneficially owned 3,432,110 (1.5% of the class)
  Comment: Note to Row 5: 3,432,110 shares issuable upon conversion of Class B Common Stock directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. ("ALF2A"), the general partner of ALF2, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,432,110 shares issuable upon conversion of Class B Common Stock directly owned by ALF2. ALF2A, the general partner of ALF2, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 236,416,850 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 3,432,110 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2.
- Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 146,210; shared voting power 0; sole dispositive power 146,210; shared dispositive power 0; aggregate amount beneficially owned 146,210 (0.1% of the class)
  Comment: Note to Row 5: 146,210 shares issuable upon conversion of Class B Common Stock directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 146,210 shares issuable upon conversion of Class B Common Stock directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 233,130,950 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 146,210 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2SP.
- Accel Leaders Fund II Associates L.L.C. ("ALF2A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,578,320; shared voting power 0; sole dispositive power 3,578,320; shared dispositive power 0; aggregate amount beneficially owned 3,578,320 (1.5% of the class)
  Comment: Note to Row 5: 3,578,320 shares issuable upon conversion of Class B Common Stock, of which 3,432,110 are directly owned by ALF2, and 146,210 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,578,320 shares issuable upon conversion of Class B Common Stock, of which 3,432,110 are directly owned by ALF2, and 146,210 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 236,563,060 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 3,432,110 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2, plus (iii) 146,210 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2SP.
- Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 180,420; shared voting power 0; sole dispositive power 180,420; shared dispositive power 0; aggregate amount beneficially owned 180,420 (0.1% of the class)
  Comment: Note to Row 5: 180,420 shares issuable upon conversion of Class B Common Stock directly owned by ALFI19. SKG, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 180,420 shares issuable upon conversion of Class B Common Stock directly owned by ALFI19. SKG, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 233,165,160 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 180,420 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI19.
- Accel Growth Fund II L.P. ("AGF2"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,992,700; shared voting power 0; sole dispositive power 6,992,700; shared dispositive power 0; aggregate amount beneficially owned 6,992,700 (2.9% of the class)
  Comment: Note to Row 5: 6,992,700 shares issuable upon conversion of Class B Common Stock directly owned by AGF2. Accel Growth Fund II Associates L.L.C ("AGF2A"), the general partner of AGF2, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 6,992,700 shares issuable upon conversion of Class B Common Stock directly owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 239,977,440 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 6,992,700 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2.
- Accel Growth Fund II Strategic Partners L.P. ("AGF2SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 506,550; shared voting power 0; sole dispositive power 506,550; shared dispositive power 0; aggregate amount beneficially owned 506,550 (0.2% of the class)
  Comment: Note to Row 5: 506,550 shares issuable upon conversion of Class B Common Stock directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 506,550 shares issuable upon conversion of Class B Common Stock directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 233,491,290 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 506,550 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP.
- Accel Growth Fund II Associates L.L.C ("AGF2A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,499,250; shared voting power 0; sole dispositive power 7,499,250; shared dispositive power 0; aggregate amount beneficially owned 7,499,250 (3.1% of the class)
  Comment: Note to Row 5: 7,499,250 shares issuable upon conversion of Class B Common Stock, of which 6,992,700 are directly owned by AGF2, and 506,550 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 7,499,250 shares issuable upon conversion of Class B Common Stock, of which 6,992,700 are directly owned by AGF2, and 506,550 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and a managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 240,483,990 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 6,992,700 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2, plus (iii) 506,550 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP.
- Accel Growth Fund Investors 2013 L.L.C. ("AGFI13"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 750,750; shared voting power 0; sole dispositive power 750,750; shared dispositive power 0; aggregate amount beneficially owned 750,750 (0.3% of the class)
  Comment: Note to Row 5: 750,750 shares issuable upon conversion of Class B Common Stock directly owned by AGFI13. SKG, a director of the issuer and a managing member of AGFI13, may be deemed to have shared power to vote of these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 750,750 shares issuable upon conversion of Class B Common Stock directly owned by AGFI13. SKG, a director of the issuer and a managing member of AGFI13, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 233,735,490 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 750,750 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGFI13.
- Accel India III L.P. ("AIN3"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,772,443; shared voting power 0; sole dispositive power 2,772,443; shared dispositive power 0; aggregate amount beneficially owned 2,772,443 (1.2% of the class)
  Comment: Note to Row 5: 2,772,443 shares issuable upon conversion of Class B Common Stock directly owned by AIN3. Accel India III Associates L.P. ("AIN3A LP"), the general partner of AIN3, may be deemed to have sole power to vote these shares, and Accel India III GP Associates Ltd. ("AIN3A"), the general partner of AIN3A LP, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AIN3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 2,772,443 shares issuable upon conversion of Class B Common Stock directly owned by AIN3. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to dispose of these shares, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AIN3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 235,757,183 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 2,772,443 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AIN3.
- Accel India III Associates L.P. ("AIN3A LP"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,772,443; shared voting power 0; sole dispositive power 2,772,443; shared dispositive power 0; aggregate amount beneficially owned 2,772,443 (1.2% of the class)
  Comment: Note to Row 5: 2,772,443 shares issuable upon conversion of Class B Common Stock directly owned by AIN3. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to vote these shares, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AIN3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 2,772,443 shares issuable upon conversion of Class B Common Stock directly owned by AIN3. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to dispose of these shares, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AIN3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 235,757,183 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 2,772,443 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AIN3.
- Accel India III GP Associates Ltd. ("AIN3A"): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,772,443; shared voting power 0; sole dispositive power 2,772,443; shared dispositive power 0; aggregate amount beneficially owned 2,772,443 (1.2% of the class)
  Comment: Note to Row 5: 2,772,443 shares issuable upon conversion of Class B Common Stock directly owned by AIN3. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to vote these shares, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AIN3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 2,772,443 shares issuable upon conversion of Class B Common Stock directly owned by AIN3. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to dispose of these shares, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AIN3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 235,757,183 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 2,772,443 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AIN3.
- Accel India III Investors L.L.C. ("AIN3INV"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 277,557; shared voting power 0; sole dispositive power 277,557; shared dispositive power 0; aggregate amount beneficially owned 277,557 (0.1% of the class)
  Comment: Note to Row 5: 277,557 shares issuable upon conversion of Class B Common Stock directly owned by AIN3INV. SKG, a director of the issuer and a managing member of AIN3INV, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 277,557 shares issuable upon conversion of Class B Common Stock directly owned by AIN3INV. SKG, a director of the issuer and a managing member of AIN3INV, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 233,262,297 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 277,557 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AIN3INV.
- Accel India IV L.P. ("AIN4"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel India IV Associates L.P. ("AIN4A LP"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel India IV GP Associates Ltd. ("AIN4A"): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel India IV Investors L.L.C. ("AIN4INV"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Accel Leaders 3 L.P. ("ALF3"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,112,212; shared voting power 0; sole dispositive power 3,112,212; shared dispositive power 0; aggregate amount beneficially owned 3,112,212 (1.3% of the class)
  Comment: Note to Row 5: 3,112,212 shares. Accel Leaders 3 Associates L.P. ("AL3A LP"), the general partner of ALF3, may be deemed to have sole power to vote these shares, and Accel Leaders 3 GP Associates L.L.C. ("AL3A"), the general partner of AL3A LP, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,112,212 shares. AL3A LP, the general partner of ALF3, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 Entrepreneurs L.P. ("ALF3E"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 128,846; shared voting power 0; sole dispositive power 128,846; shared dispositive power 0; aggregate amount beneficially owned 128,846 (0.1% of the class)
  Comment: Note to Row 5: 128,846 shares. AL3A LP, the general partner of ALF3E, may be deemed to have sole power to vote these shares, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 128,846 shares. AL3A LP, the general partner of ALF3E, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 Associates L.P. ("AL3A LP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,241,058; shared voting power 0; sole dispositive power 3,241,058; shared dispositive power 0; aggregate amount beneficially owned 3,241,058 (1.4% of the class)
  Comment: Note to Row 5: 3,241,058 shares, of which 3,112,212 are directly owned by ALF3 and 128,846 are directly owned by ALF3E. AL3A, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,241,058 shares, of which 3,112,212 are directly owned by ALF3 and 128,846 are directly owned by ALF3E. AL3A, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 Investors (2020) L.P. ("ALFI20"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 185,733; shared voting power 0; sole dispositive power 185,733; shared dispositive power 0; aggregate amount beneficially owned 185,733 (0.1% of the class)
  Comment: Note to Row 5: 185,733 shares. AL3A, the general partner of ALFI20, may be deemed to have sole power to vote these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 185,733 shares. AL3A, the general partner of ALFI20, may be deemed to have sole power to dispose of these shares, and SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q.
- Accel Leaders 3 GP Associates L.L.C. ("AL3A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,426,791; shared voting power 0; sole dispositive power 3,426,791; shared dispositive power 0; aggregate amount beneficially owned 3,426,791 (1.5% of the class)
  Comment: Note to Row 5: 3,426,791 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares, and AL3A, the general partner of ALFI20, may be deemed to have sole power to vote these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 3,426,791 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares, and AL3A, the general partner of ALFI20, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer and AL3A, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q.
- Sameer K. Gandhi ("SKG"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 909,077; shared voting power 22,146,091; sole dispositive power 909,077; shared dispositive power 22,146,091; aggregate amount beneficially owned 23,055,168 (9.2% of the class)
  Comment: Note to Row 6: 22,146,091 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20, and 18,719,300 shares issuable upon conversion of Class B Common Stock, of which 3,493,640 are directly owned by ALF, 166,920 are directly owned by ALFI16, 3,432,110 are directly owned by ALF2, 146,210 are directly owned by ALF2SP, 180,420 are directly owned by ALFI19, 6,992,700 are directly owned by AGF2, 506,550 are directly owned by AGF2SP, 750,750 are directly owned by AGFI13, 2,772,443 are directly owned by AIN3, and 277,557 are directly owned by AIN3INV. ALFA, the general partner of ALF, may be deemed to have sole power to vote these shares. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to vote these shares, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to vote these shares. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares, and AL3A the general partner of AL3A LP and ALFI20, may be deemed to have sole power to vote these shares. SKG, a director of the issuer, AIN3A and AL3A, and a managing member of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, AGFI13, and AIN3INV may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 22,146,091 shares, of which 3,112,212 are directly owned by ALF3, 128,846 are directly owned by ALF3E, and 185,733 are directly owned by ALFI20, and 18,719,300 shares issuable upon conversion of Class B Common Stock, of which 3,493,640 are directly owned by ALF, 166,920 are directly owned by ALFI16, 3,432,110 are directly owned by ALF2, 146,210 are directly owned by ALF2SP, 180,420 are directly owned by ALFI19, 6,992,700 are directly owned by AGF2, 506,550 are directly owned by AGF2SP, 750,750 are directly owned by AGFI13, 2,772,443 are directly owned by AIN3, and 277,557 are directly owned by AIN3INV. ALFA, the general partner of ALF, may be deemed to have sole power to dispose of these shares. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to dispose of these shares, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to dispose of these shares. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares, and AL3A the general partner of AL3A LP and ALFI20, may be deemed to have sole power to dispose of these shares. SKG, a director of the issuer, AIN3A and AL3A, and a managing member of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, AGFI13, and AIN3INV, may be deemed to have shared power to dispose of these shares.
  
  Note to Row 11: Based on 251,704,040 shares of Class A Common Stock, calculated as follows, (i) 232,984,740 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the issuer in the Form 10-Q, plus (ii) 3,493,640 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF, plus (iii) 166,920 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI16, plus (iv) 3,432,110 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2, plus (v) 146,210 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALF2SP, plus (vi) 180,420 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by ALFI19, plus (vii) 6,992,700 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2, plus (viii) 506,550 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGF2SP, plus (ix) 750,750 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AGFI13, plus (x) 2,772,443 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AIN3, plus (xi) 277,557 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by AIN3INV.

## Item 1. Issuer
Name of issuer: Freshworks Inc.
Address of issuer's principal executive offices: 2950 S Delaware Street, Suite 201 San Mateo, CA, 94403

## Item 2. Person Filing
Name of person filing:
This joint Schedule 13G is being filed by Accel Leaders Fund L.P. ("ALF"), Accel Leaders Fund Associates L.L.C. ("ALFA"), Accel Leaders Fund Investors 2016 L.L.C. ("ALFI16"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"), Accel Growth Fund II L.P. ("AGF2"), Accel Growth Fund II Strategic Partners L.P. ("AGF2SP"), Accel Growth Fund II Associates L.L.C ("AGF2A"), Accel Growth Fund Investors 2013 L.L.C. ("AGFI13"), Accel India III L.P. ("AIN3"), Accel India III Associates L.P. ("AIN3A LP"), Accel India III GP Associates Ltd. ("AIN3A"), Accel India III Investors L.L.C. ("AIN3INV"), Accel India IV L.P. ("AIN4"), Accel India IV Associates L.P. ("AIN4A LP"), Accel India IV GP Associates Ltd. ("AIN4A"), Accel India IV Investors L.L.C. ("AIN4INV"), Accel Leaders 3 L.P. ("ALF3"), Accel Leaders Fund 3 Entrepreneurs L.P.("ALF3E"), Accel Leaders 3 Associates L.P. ("AL3A LP"), Accel Leaders 3 Investors (2020) L.P. ("ALFI20"), Accel Leaders 3 GP Associates L.L.C. ("AL3A"), and Sameer K. Gandhi ("SKG"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

ALFA, the general partner of ALF, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF2 and ALF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AGF2 and AGF2SP. AIN3A LP, the general partner of AIN3, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AIN3, and AIN3A, the general partner of AIN3A LP, may be deemed to have sole power to vote and sole power to dispose of these shares. AL3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF3 and ALF3E, and AL3A, the general partner of AL3A LP, may be deemed to have sole power to vote and sole power to dispose of these shares. AL3A, the general partner of ALFI20, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALFI20. SKG, a director of the issuer, AIN3A and AL3A, may be deemed to have shared power to vote and sole power to dispose of these shares. SKG, a director of the issuer and a managing member of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, AGFI13 and AIN3INV, may be deemed to have shared power to vote and sole power to dispose of these shares.
Address of principal business office or, if none, residence:
Accel

500 University Avenue

Palo Alto, CA 94301
Citizenship: ALF, ALF2, ALF2SP, AGF2, AGF2SP, ALF3, ALF3E, AL3A LP and ALFI20 are Delaware limited partnerships. AIN3, AIN3A LP, AIN4, and AIN4 LP are Cayman Islands limited partnerships. ALFA, ALF2A, AGF2A, ALFI16, ALFI19, AGFI13, AIN3INV, AIN4INV and AL3A are Delaware limited liability companies. AIN3A and AIN4A are Cayman Islands limited liability companies. SKG is a United States Citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of ALF, ALF2, ALF2SP, AGF2, AGF2SP, AIN3, AIN3A LP, AIN4, AIN4A LP, AL3, AL3E, ALFI20, and AL3A LP, and the limited liability company agreements of ALFA, ALFI16, ALF2A, ALFI19, AGF2A, AGFI13, AIN3A, AIN4A, and AL3A the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Accel Leaders Fund L.P. ("ALF"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders Fund Associates L.L.C. ("ALFA"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders Fund Investors 2016 L.L.C. ("ALFI16"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders Fund II L.P. ("ALF2"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders Fund II Associates L.L.C. ("ALF2A"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Growth Fund II L.P. ("AGF2"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Growth Fund II Strategic Partners L.P. ("AGF2SP"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Growth Fund II Associates L.L.C ("AGF2A"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Growth Fund Investors 2013 L.L.C. ("AGFI13"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India III L.P. ("AIN3"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India III Associates L.P. ("AIN3A LP"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India III GP Associates Ltd. ("AIN3A"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India III Investors L.L.C. ("AIN3INV"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India IV L.P. ("AIN4"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India IV Associates L.P. ("AIN4A LP"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India IV GP Associates Ltd. ("AIN4A"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel India IV Investors L.L.C. ("AIN4INV"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders 3 L.P. ("ALF3"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders 3 Entrepreneurs L.P. ("ALF3E"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders 3 Associates L.P. ("AL3A LP"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders 3 Investors (2020) L.P. ("ALFI20"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Accel Leaders 3 GP Associates L.L.C. ("AL3A"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
- Sameer K. Gandhi ("SKG"): Ryan Connor, Ryan Connor, Attorney-in-fact (02/14/2025)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.